Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2014	2013

INCOME
Operating Revenues	$2,086,918	$1,926,768

Operating Expenses
Purchased Gas	565,323	506,118
Operation and Maintenance	467,814	442,204
Property, Franchise and Other Taxes	90,713	83,693
Depreciation, Depletion and Amortization	393,414	347,543
	1,517,264	1,379,558

Operating Income	569,654	547,210

Other Income (Expense):
Interest Income	4,725	3,650
Other Income	10,416	3,512
Interest Expense on Long-Term Debt	(89,620)	(91,710)
Other Interest Expense	(3,925)	(3,719)

Income Before Income Taxes	491,250	458,943

Income Tax Expense	189,349	184,634

Net Income Available for Common Stock	$301,901	$274,309

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.59	$3.28

Diluted:
Net Income Available for Common Stock	$3.55	$3.25

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,056,263	83,598,868

Used in Diluted Calculation	85,013,301	84,411,007